UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from ___________ to ___________

COMMISSION FILE NUMBER 001-12307

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Zions Bancorporation, N.A. Payshelter 401(k) and Employee Stock Ownership Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ZIONS BANCORPORATION, NATIONAL ASSOCIATION One South Main Salt Lake City, Utah 84133-1109

INDEX

Page

(a)	Financial Statements and Supplemental Schedule – Zions Bancorporation, N.A. Payshelter 401(k) and Employee Stock Ownership Plan	F-1

(b)	Signatures	F-2

(c)	Exhibit 23 - Consent of Independent Registered Public Accounting Firm	F-3

Financial Statements and Supplemental Schedule

Zions Bancorporation, N.A. Payshelter 401(k) and
Employee Stock Ownership Plan

As of December 31, 2025 and 2024 and for the
Year Ended December 31, 2025

with Report of Independent Registered Public Accounting Firm

F-1

Zions Bancorporation, N.A. Payshelter 401(k) and
Employee Stock Ownership Plan

Financial Statements and Supplemental Schedule

As of December 31, 2025 and 2024 and for the
Year Ended December 31, 2025

Contents

Report of Independent Registered Public Accounting Firm

Financial Statements

Statements of Net Assets Available for Benefits	1
Statement of Changes in Net Assets Available for Benefits	2
Notes to Financial Statements	3

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	12

Report of Independent Registered Public Accounting Firm
To the Plan Participants and the Plan Administrator of Zions Bancorporation, N.A. Payshelter 401(k) and Employee Stock Ownership Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Zions Bancorporation, N.A. Payshelter 401(k) and Employee Stock Ownership Plan (the Plan) as of December 31, 2025 and 2024, and the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2025 and 2024, and the changes in its net assets available for benefits for the year ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedule Required by ERISA
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2025 (referred to as the “supplemental schedule”), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP
We have served as the Plan’s auditor since 2000.
Salt Lake City, Utah
June 25, 2026

Zions Bancorporation, N.A. Payshelter 401(k) and
Employee Stock Ownership Plan
Statements of Net Assets Available for Benefits

	December 31,
	2025	2024
Assets

Investments, at fair value	$2,053,982,162	$1,842,058,039

Receivables:
Participant and employer contributions	18,192,819	18,083,211
Notes receivable from participants	26,179,163	25,434,582
	44,371,982	43,517,793
Net assets available for benefits	$2,098,354,144	$1,885,575,832

See accompanying notes to financial statements.

Zions Bancorporation, N.A. Payshelter 401(k) and
Employee Stock Ownership Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2025

Additions to/(deductions from) net assets attributable to:

Investment income:
Net appreciation in fair value of investments	$241,065,567
Interest and dividends	38,539,841

Contributions:
Participant	78,854,765
Employer	49,600,241
Rollovers	11,231,362
Total additions	419,291,776

Benefits paid directly to participants	(206,513,464)

Net increase	212,778,312

Net assets available for benefits:
Beginning of year	1,885,575,832
End of year	$2,098,354,144

See accompanying notes to financial statements.

Zions Bancorporation, N.A. Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements
1.    DESCRIPTION OF PLAN
The following description of the Zions Bancorporation, N.A. Payshelter 401(k) and Employee Stock Ownership Plan (“the Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a single employer defined contribution plan designed to provide retirement benefits for eligible employees under a salary reduction arrangement with a specified employer matching contribution and a discretionary noncontributory profit sharing feature. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). From time to time, the Plan has been restated and amended. Fidelity Management Trust Company (“Fidelity”) is the trustee of the Plan. Zions Bancorporation, National Association (“the Bank”, “Zions Bancorporation, N.A.”) is the Plan sponsor. The Bank’s Benefits Committee (“the Benefits Committee”) administers the Plan.
Eligibility
Participation in the Plan through employee salary deferral is voluntary. Any nonexcluded employee (as defined in the Plan provisions) at least 21 years of age is eligible to participate. To be eligible for the noncontributory profit sharing feature, participants must meet other criteria, including 1,000 hours of service and be employed on December 31st.
A matching contribution is provided to participants after completing at least one year of employment, measured from the date of hire. Matching contributions begin after the employee satisfies the one year employment condition and is based on the salary reduction contributions made after that date.
Contributions
Participants may contribute up to 80% of their pretax annual compensation subject to the annual maximum allowable participant contribution, which was $23,500 for 2025 and $23,000 for 2024. Under applicable law, participants attaining the age of 50 during or prior to 2025 are eligible to make catch-up contributions. The Bank provides a matching contribution of 100% for the first 3% of the participant’s eligible compensation and 50% for the next 3%. Effective January 1, 2023, the Plan was amended to allow participants to make after-tax contributions to the plan. The amendment also allows participants to be able to convert all or a portion of certain vested account balances in the Plan to a Roth contribution source.

The 401(k) plan also has a noncontributory profit-sharing feature that is discretionary and may range from 0% to 3.5% of eligible compensation based upon the Bank's performance according to a formula approved annually by the Board of Directors. Contributions under the noncontributory profit sharing feature are discretionary and are based on the Bank’s return on average common equity, as defined, for the Plan year.
These contributions are approved and made subsequent to the end of the Plan year. For the 2025 Plan year, $16,782,818 was contributed in February 2026. The profit sharing contribution was funded using $594,218 of employee forfeitures and $16,188,600 in cash from the Bank. For the 2024 Plan year, $14,783,962 was contributed in February 2025. The profit sharing contribution was funded using $532,495 of employee forfeitures and $14,251,467 in cash from the Bank. The cash contribution from the Bank increased employer contributions in the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2025 and 2024 and employer contributions receivable in the Statements of Net Assets Available for Benefits as of December 31, 2025 and 2024.
The Plan allows for Roth 401(k) contributions consistent with the requirements of §402A of the Internal Revenue Code (the “Code”). Such contributions include rollovers from other Roth deferral accounts as described in Code §402A(e)(1) and only to the extent the rollovers are permitted under Code §402(c). Roth contributions are treated as elective deferrals at the option of the participant for all purposes under the Plan, including determination and allocation of the Bank’s matching contributions.
The Plan allows rollovers by participants from nonaffiliated qualifying plans.
Participant Accounts
Each participant’s fund account is credited with the participant’s contributions and allocations of the Bank’s contributions and Plan earnings. Investment income or loss is allocated based on the investment shares held in the participant’s account in relation to the total investment shares of the Plan. However, income or loss from trading of the Bank’s common stock, which is done on a real-time basis, is identified and allocated directly to the participant’s account without regard to the allocation process. Administrative expenses are included in "Benefits paid directly to participants" in the Statement of Changes in Net Assets Available for Benefits and were $863,189 in 2025.

Vesting and Payment of Benefits
Participant and Bank matching contributions, plus investment earnings, are immediately vested. Bank contributions under the noncontributory profit sharing feature vest according to the following schedule:

Years of vesting service	Percent vested

Less than 2	None
2	20%
3	40%
4	60%
5 or more	100%
A year of vesting service is determined by the length of time an individual is an employee. Fractional years are rounded to the nearest one twelfth of a year. Periods of service are based on full calendar months, crediting an employee with a full month if the employee works at least one hour of service during the month.
Nonvested amounts forfeited by terminated participants are first used to reduce the Bank’s profit sharing contributions. If profit sharing contributions are not made during a given Plan year, any amounts forfeited may be used at the Bank’s election to reduce the Bank’s matching contribution, offset administrative expenses, allocate directly to participants’ accounts, or any combination of the foregoing.
Participants are 100% vested if employed by the Bank when normal retirement age is attained. Distributions are eligible to be paid upon death, disability, retirement, or termination of employment, or may be paid earlier subject to Plan provisions. Distributions are made in shares, cash, or a combination of the two, depending on the participant’s investment options.
Investment Options
Participant contributions can be directed subject to Plan provisions into various Plan investment options, including the Bank’s common stock. The Bank’s matching contribution is made in cash and is invested according to each participants' investment election. Participants may diversify to other Plan investments up to 100% of their existing investments in the Bank's common stock received as Bank matching contributions from prior years. The noncontributory profit sharing contribution is invested in the Bank's common stock purchased in the open market. However, three years of participation in the Plan are required before participants can diversify their investments in the Bank's common stock resulting from the Bank's profit sharing contributions.
Participant Loans
Participants may borrow from their fund accounts in amounts from $1,000 up to the lesser of $50,000 or 50% of their vested account balance, as defined. Loan terms cannot exceed five years, or ten years if used for the purchase of a primary residence. The loans are funded through liquidation of participant investments and are repaid at a specified rate of interest through direct payroll deductions.
Plan Termination
Although the Bank has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan were terminated, each participant would become 100% vested and would receive a distribution of assets equal to the value of the participant’s account.
Plan Amendments
Eighth Amendment (December 20, 2022): Clarified language related to post-termination compensation, allowed after-tax contributions, and enabled conversion of certain vested account balances to Roth contributions.
Seventh Amendment (December 23, 2020): Conformed the plan to final regulations on hardship distributions and removed the requirement that employer matching contributions be made in employer securities.
Sixth Amendment (September 11, 2020): Provided earlier eligibility for "safe harbor" matching contributions for employees for deferrals made after one year of employment.
Fifth Amendment (September 11, 2020): Eliminated provisions permitting acquisition of employer securities through exempt loan transactions or allocation from a suspense account.
Fourth Amendment (September 11, 2020): Created a suspense account for excess pension funding, which was used ratably over three years to partially fund profit sharing contributions.
2.    SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying financial statements are prepared using the accrual basis of accounting under U.S generally accepted accounting principles (“GAAP”).
Investment Valuation, Income Recognition and Benefit Payments
Investments are reported at fair value. Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Benefits are recorded when paid. Net appreciation/depreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.
Notes Receivable from Participants
Notes receivable from participants represent participant loans recorded at their unpaid principal balance plus any accrued interest. Interest income on notes receivable from participants is recorded when earned. Amounts included in interest and dividends in the

Statement of Changes in Net Assets Available for Benefits was $2,164,155 in 2025 and $1,833,690 in 2024. Loan documentation and processing fees are charged to the participants’ accounts. No allowance for credit losses was recorded at December 31, 2025 or 2024. If a participant ceases to make loan repayments and the recordkeeper deems the participant loan to be in default, the amount of the defaulted loan is recorded as a distribution.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Concentration of Investments
The Plan’s Net Assets Available for Benefits at December 31, 2025 and 2024 include investments in the Bank’s common stock of $366,899,621 (6,265,968 shares) and $357,846,882 (6,578,851 shares), respectively. These investments represent a 4.2% and 4.4% ownership of the Bank’s outstanding common stock at December 31, 2025 and 2024, respectively.
Recently Issued Accounting Pronouncements
There have been no recent accounting pronouncements and developments that would significantly impact the financial statements or operations.
Subsequent Events
The Plan evaluated subsequent events through June 25, 2026, the date the financial statements were available to be issued.
3.    INVESTMENTS
As trustee of the Plan, Fidelity holds the Plan’s investments and executes all investment transactions.

Significant changes in net assets during 2025 and 2024 relating to transactions of the Bank’s common stock are as follows:

	December 31,
	2025	2024

Net Appreciation in fair value	$27,684,084	$75,700,676
Dividends	11,315,470	11,406,891
Interest on loans	130,488	119,149
Contributions	18,093,058	19,856,181
Net transfers to other investments	(20,115,784)	(35,548,957)
Benefits paid directly to participants	(28,054,577)	(30,808,795)
Net Increase in Bank common stock	9,052,739	40,725,145
Bank common stock at beginning of year	357,846,882	317,121,737
Bank common stock at end of year	$366,899,621	$357,846,882
4.    FAIR VALUE
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. To measure fair value, a hierarchy has been established that prioritizes the use of observable inputs over unobservable inputs. This hierarchy uses the following three levels of inputs to measure the fair value of assets and liabilities:
Level 1 – Quoted prices in active markets for identical assets or liabilities in active markets that the Plan has the ability to access. For the Plan, Level 1 includes the Company’s common stock, registered investment companies and a portion of common collective trusts.
Level 2 – Observable inputs other than Level 1 including quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in less active markets, observable inputs other than quoted prices that are used in the valuation of an asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3 – Unobservable inputs supported by little or no market activity for financial instruments whose value is determined by pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.
The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measurement in its entirety.
The following describes the assets and the valuation methodologies used to measure their fair value:

Bank common stock – Shares of the Bank’s common stock are valued at the last reported sales price on the last business day of the Plan year in the active market where individual securities are traded.
Common collective trusts – The Plan holds the Fidelity Managed Income Portfolio II – Class 4. The fund is a stable value fund designed to deliver safety and stability by preserving principal while earning interest income. The fund is fully benefit-responsive; accordingly, contract value, which represents the amount participants would receive, approximates fair value. Participation units in the fund are valued at the net asset value (“NAV”) as the practical expedient as determined by the issuer of the fund. The Plan also holds target date and other common collective trusts whose fair market value is readily determinable by the quoted market prices of the underlying assets held in the trusts.
Registered investment companies – These mutual funds are valued at quoted market prices for shares held by the Plan at year-end.
Assets measured at fair value on a recurring basis within the fair value hierarchy are summarized as follows at December 31, 2025 and 2024:

	December 31, 2025
	Level 1	Level 2	Level 3	Total

Zions Bancorporation, N.A. common stock	$366,899,621	$—	$—	$366,899,621
Registered investment companies	679,650,082	—	—	679,650,082
Common collective trusts	943,894,926	—	—	943,894,926

Total	$1,990,444,629	$—	$—	1,990,444,629

Investments that use NAV				63,537,533
Total investments				$2,053,982,162

	December 31, 2024
(In millions)	Level 1	Level 2	Level 3	Total

Zions Bancorporation, N.A. common stock	$357,846,882	$—	$—	$357,846,882
Registered investment companies	602,630,940	—	—	602,630,940
Common collective trusts	816,088,913	—	—	816,088,913

Total	1,776,566,735	$—	$—	1,776,566,735

Investments that use NAV				65,491,304
Total investments				$1,842,058,039
No transfers occurred between Levels 1, 2, or 3 during 2025.

As shown in the preceding schedules, the fair value hierarchy excludes investments in a common collective trust which are based upon the NAV. The following presents additional information as of December 31, 2025 and 2024 for the common collective trust fund whose fair value is based on NAV per share:

Fair value at December 31,		Investment	Unfunded commitments	Redemption

2025:	$63,537,533	Common collective trust fund	None	Any business day, subject to certain restrictions.
2024:	$65,491,304	Common collective trust fund	None	Any business day, subject to certain restrictions.
5.    TRANSACTIONS WITH PARTIES-IN-INTEREST
During 2025, the Plan received dividends from the Bank’s common stock it held of $11,315,470. Purchases and sales of the Bank’s common stock in 2025 were $50,645,341 and $68,422,306, respectively. The amount of purchases included $19,765,063 of exchanges that were made by participants from other investments in the Plan during 2025.
As of December 31, 2025 and 2024, the Plan’s assets include $808,718,351 and $711,529,168, respectively, of investment assets that are issued and managed by affiliates of Fidelity, the Trustee of the Plan.
6.    RISKS AND UNCERTAINTIES
The Plan invests in various investment securities including Zions Bancorporation, N.A. common stock. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
7.    INCOME TAX STATUS
The Plan has received a determination letter from the Internal Revenue Service (IRS) dated July 26, 2017, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the plan was restated and amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as restated and amended, is qualified and the related trust is tax-exempt.
Plan management evaluates any uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2025, there are no uncertain tax positions taken, or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions.
The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress for any tax periods.

Zions Bancorporation, N.A. Payshelter 401(k) and
Employee Stock Ownership Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
EIN: 87-0189025 Plan: 006

December 31, 2025

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment	(d) Cost of Assets (1)	(e) Current Value

	INVESTMENTS
	Zions Bancorporation, N.A. common stock
*	ZIONS BANCORPORATION, N.A.	COMMON STOCK (6,265,968 shares)	$248,652,300	$366,899,621

	Common collective trusts
*	FIDELITY INVESTMENTS	MANAGED INCOME PORTFOLIO II CL 2 (346 units)		346
*	FIDELITY INVESTMENTS	MANAGED INCOME PORTFOLIO II CL 4 (63,537,187 units)		63,537,187
				63,537,533
	Lifecycle and Other
	VANGUARD	TARGET RETIREMENT INC (203,001 shares)		10,172,365
	VANGUARD	TARGET RETIREMENT 2020 (494,689 shares)		26,030,545
	VANGUARD	TARGET RETIREMENT 2025 (800,397 shares)		45,366,529
	VANGUARD	TARGET RETIREMENT 2030 (1,521,146 shares)		90,371,282
	VANGUARD	TARGET RETIREMENT 2035 (1,309,682 shares)		83,138,632
	VANGUARD	TARGET RETIREMENT 2040 (1,591,867 shares)		109,456,756
	VANGUARD	TARGET RETIREMENT 2045 (1,297,558 shares)		94,111,850
	VANGUARD	TARGET RETIREMENT 2050 (1,163,711 shares)		87,103,745
	VANGUARD	TARGET RETIREMENT 2055 (390,682 shares)		39,169,805
	VANGUARD	TARGET RETIREMENT 2060 (303,048 shares)		23,983,214
	VANGUARD	TARGET RETIREMENT 2065 (202,054 shares)		9,844,052
	JANUS HENDERSON	ENTERPRISE III (4,086,389 shares)		58,937,171
*	FIDELITY INVESTMENTS	FID CONTRA POOL CL A (3,819,429 shares)		212,589,415
*	FIDELITY INVESTMENTS	FIAM CORE PLUS CL J (2,170,833 shares)		53,619,565
				943,894,926
				1,007,432,459
	Registered investment companies
	Domestic
	VANGUARD	SELECTED VALUE (1,103,314 shares)		29,259,880
	VANGUARD	MID CAP INDEX INSTITUTIONAL (623,368 shares)		49,482,984
	VANGUARD	SMALL CAP INDEX INSTITUTIONAL (273,118 shares)		33,751,886
	AMERICAN BEACON	LG CAP VAL R6 (1,707,207 shares)		45,958,021
	ALLSPRING	SPECIAL SMALL CAP VALUE IS (378,145 shares)		13,688,852
*	FIDELITY INVESTMENTS	BALANCED K (1,235,878 shares)		39,721,112
*	FIDELITY INVESTMENTS	U.S. BOND INDEX (2,924,873 shares)		30,886,663
*	FIDELITY INVESTMENTS	500 INDEX INSTITUTIONAL (1,083,854 shares)		257,653,684

Zions Bancorporation, N.A. Payshelter 401(k) and
Employee Stock Ownership Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)
EIN: 87-0189025    Plan: 006

December 31, 2025

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment	(d) Cost of Assets (1)	(e) Current Value

*	FIDELITY INVESTMENTS	FIMM GOVT INST (65,401,367 shares)		65,401,367
*	FIDELITY INVESTMENTS	SMALL CAP GR K6 (1,262,315 shares)		24,387,921
				590,192,370
	International
	DFA EMRG MKT CORE EQ	DFA EMRG MKT CORE EQ (568,248 shares)		16,524,663
	AMERICAN FUNDS	EUROPACIFIC GROWTH R6 (198,283 shares)		12,011,958
*	FIDELITY INVESTMENTS	INTERNATIONAL INDEX (1,001,992 shares)		60,921,091
				89,457,712
				679,650,082
				$2,053,982,162
	RECEIVABLES
*	Notes receivable from participants	Interest rates ranging from 4.25% to 9.5%, with maturities through November 2035		$26,179,163

*	Indicates party-in-interest to the Plan
(1)	Only provided for nonparticipant-directed investments

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Zions Bancorporation, N.A. Payshelter 401(K) and Employee Stock Ownership Plan

June 25, 2026

By:	/s/ R. Ryan Richards
Name:	R. RYAN RICHARDS,
Executive Vice President and Chief Financial Officer of Zions Bancorporation, National Association

F-2